UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         Allstate Financial Corporation
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   020011102
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                                 (CUSIP Number)

                Noah Klarish, Esq., Noah Klarish & Assoc., P.C.,
                    1 World Trade Ctr., 85fl., NY, NY 10048
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 24, 1999
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 020011102                                            Page 2 of 6 Pages
-------------------                                            -----------------

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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      C.C. Partners, 75-2271027
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION


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                  7     SOLE VOTING POWER

                        135,677 shares (includes 5,000 shares held of record by
                        Raffles Associates, L.P. and 19,077 shares exercisable
                        upon conversion of debt securites).
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               135,677 shares (includes 5,000 shares held of record by
    WITH                Raffles Associates, L.P. and 19,077 shares exercisable
                        upon conversion of debt securites).
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      135,677 shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.8%
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14    TYPE OF REPORTING PERSON*

      PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

            This statement relates to the Common Stock, no par value per share (the "Common Stock"), of Allstate Financial Corporation, a Virginia corporation (the "Issuer"). The Issuer maintains its principal executive office at 2700 South Quincy Street, Suite 540, Arlington, Virginia 22206.

Item 2. Identity and Background.

            (a) This statement is filed by (i) C. C. Partners Ltd., a Texas limited partnership (the "C. C. Partnership") with respect to shares of the Issuer's Common Stock held by it, and (ii) Raffles Associates, L.P., a Delaware limited partnership (the "Raffles Partnership") with respect to shares of the Issuer's Common Stock held by it. The C. C. Partnership and the Raffles Partnership shall sometimes be collectively referred to herein as the "Reporting Person."

            (b) The Reporting Person filed an initial Schedule 13D for an event of November 13, 1998 (the "Initial Schedule"). Except to the extent set forth in this Amendment, the information in the Initial Schedule remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

            C. C. Partnership directly owns 130,677 shares of the Issuer's Common Stock (including 19,077 shares issuable upon the conversion of presently convertible debt securities) for which it paid $665,177 from its working capital. The Raffles Partnership directly owns 5,000 shares of the Issuer's Common Stock for which it paid $15,115 from its working capital.

Item 5. Interest in Securities of the Issuer.

            (a) The number of shares of the Issuer's Common Stock and the percentage of the outstanding shares (based upon 2,324,216 shares outstanding as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 30, 1999) directly beneficially owned by each Reporting Person is as follows:

                                                            Percentage of
Name                               Number of Shares       Outstanding Shares
----                               ----------------       ------------------

C. C. Partnership                      130,677                   5.6%
Raffles Partnership                      5,000                    .2%

            (b) C. C. Partnership has sole power to vote 130,677 shares of the Issuer's Common Stock and has sole power to dispose or to direct the disposition of 130,677 shares of the Issuer's Common Stock. The Raffles Partnership has sole power to vote 5,000 shares of the Issuer's Common Stock and has sole power to dispose or to direct the disposition of 5,000 shares of the Issuer's Common Stock.

            (c) See Appendix I annexed hereto.

                                   Signatures

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 1999

                                    C. C. PARTNERS LTD.

                                    By: /s/ R. Cromwell Coulson
                                        ----------------------------------------
                                        R. Cromwell Coulson, General Partner


                                    RAFFLES ASSOCIATES, L.P.

                                    By: /s/ Paul H. O'Leary
                                        ----------------------------------------
                                        Paul H. O'Leary, General Partner

                                                                      APPENDIX 1

                 TRANSACTIONS IN ALLSTATE FINANCIAL CORPORATION
                             COMMON STOCK WITHIN THE
                                  PAST 60 DAYS

            All transactions were open market sales and the commissions are included in the price of the shares.

C. C. Partnership

                    No. of
    Trade           Shares        Price Per   Proceeds of
     Date            Sold           Share        Sale
     ----            ----           -----        ----
   5/27/99           5,000          $6.44       $32,200
   6/23/99          15,000          $2.51        37,650
   6/24/99           7,500          $2.43        18,225
                    ------                      -------
                    27,500                      $88,075


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